UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Update on Purchase of Bitcoin and Issuance of Convertible Promissory Note

As disclosed in the Company’s current report furnished on Form 6-K on January 13, 2025 and March 11, 2025, Lead Benefit (HK) Limited, a wholly-owned Hong Kong subsidiary of the Company, agreed to purchase 500 and 333 Bitcoins, respectively, on those dates (collectively, the “Bitcoin Transactions”). As of the date of this Form 6-K, the Company remains in negotiations with the vendor regarding the logistics and arrangements for the transfer of ownership of the Bitcoins. The Bitcoin Transactions have not yet been consummated, as the consideration has not been paid and ownership of the Bitcoins has not been transferred to the Company or its subsidiaries.

Additionally, as disclosed in the Company’s current report furnished on Form 6-K on May 23, 2025, the Company issued convertible promissory notes to Unit Meta AI Tech Limited and Gallant Witness Limited in the principal amount of US$37 million and US$37 million, respectively (the “CB Transactions”). As of the date of this Form 6-K, the Company is in negotiation with the respective convertible promissory notes owners in relation to the timing and logistics arrangement for the lending of the amount. The CB Transactions have not been consummated, and the noteholders have not disbursed the loan proceeds to the Company.

The Company continues to engage with the Bitcoin vendors and the noteholders and will provide further updates regarding the Bitcoin Transactions and the CB Transactions in due course.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: August 6, 2025	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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